During the period ended April 30, 2002, amounts have been reclassified to reflect an increase in paid-in capital of $16,602. Accumulated net realized gain on investments was decreased by the same amount. This reclassification includes $16,602 distributed in connection with Fund share redemptions which increased paid-in capital and reduced accumulated net realized gain. Net assets of the Fund were unaffected by the reclassifications.